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[HIGHFIELDS CAPITAL MANAGEMENT LP LETTERHEAD]


Exhibit 99.10




August 19, 1999


Board of Directors
Reynolds Metals Company
6601 West Broad Street
Richmond, VA 23261-7003

Ladies and Gentlemen:

The Board of Directors of Reynolds Metals has reached a new low in corporate governance. Let me review some facts concerning your recent behavior as it relates to the destruction of shareholder value:

     - The company effectively lied to the shareholders by not disclosing Alcoa's first written proposal in March. For months, we and other major shareholders have been pushing the company to explore a sale. Jerry Sheehan had consistently told us and others that there was no one interested in buying the entire company, and if there was, they knew how to contact him. In fact, there was, and contrary to all his previous promises, he failed to immediately bring it to the attention of the shareholders. By rejecting Alcoa's overture and pursuing his "merger of equals", Jerry became the catalyst for the Alcan/Pechiney/Algroup merger while squandering $2 billion of shareholder value. Alcoa's original proposal of 1.42 shares clearly was attractive, dramatically more so than the present offer, and probably negotiable.

     - There never was a process to actively sell the company. After six months of pressure from us and other shareholders, and only in the face of a hostile offer and consent solicitation from Alcoa, did you as a board finally utter the words "...explore...the sale of the company..." Four days later you agreed to sell to Alcoa for no real increment over their previous inadequate proposal. We know that certain large industry and financial buyers of all or some of Reynolds were never solicited, either before or after the above statement was made last Sunday evening. No attempt was made by either of your bankers (including the one retained three days ago) to share confidential information regarding Reynolds to encourage them to make attractive offers. In short, you sold us out without even trying to solicit higher bids. You have allowed Alcoa to steal the company.
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     -  The results of your so-called process and resistance of the shareholders' wishes over these many months has been a reduction in Alcoa's offer from 1.42 to 1.06 shares. Jerry claims that if any other buyer were interested, they would have made themselves known. Jerry's opinion in this matter is irrelevant. Your job on behalf of shareholders, which you have failed miserably in doing, was to ignore Jerry's opinions, remove him from the process and aggressively market Reynolds to prospective purchasers via your advisors. In the context of Alcoa's recently disclosed offer, you had plenty of time to conduct such a process and/or negotiate further with Alcoa.

     - The offer you accepted from Alcoa today is worth less, on an options-adjusted basis, than the offer they made on Sunday. Alcoa and their advisors understand this, but apparently you do not. You effectively made no effort to improve a highly inadequate deal for the Reynolds shareholders and you got less than nothing for limiting your ability to solicit other bidders to thirty days. Furthermore, other bidders may be less inclined to break up an agreed deal with Alcoa. Had you conducted a fair auction while Alcoa was soliciting consents, they would have been forced to raise their bid to garner votes. It is hard, if not impossible, to imagine how we would have done worse.

This letter only begins to express the outrage that Reynolds' shareholders harbor directly towards you, the Reynolds Board. Your behavior is reprehensible and even if another buyer surfaces at a higher price, you will forever be remembered for your failure in this matter.

Finally, we do not think that the process is over. Reynolds' assets are too valuable to not attract other bidders or groups of bidders willing to pay significantly more than Alcoa while still getting a very attractive deal. Over the next thirty days, Reynolds' shareholders expect you to fulfill your fiduciary duty and actively solicit bids from other buyers.

Sincerely,

/s/ Richard Grubman

Richard Grubman
Managing Director